SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Vanguard Airlines, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                    92201B208
                                    ---------
                                 (CUSIP Number)

                             Philip V. Jackmauh, Esq.
                       Four Embarcadero Center, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 434-3900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                         March 9, 2001 and April 5, 2001
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92201B208

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                     Vanguard Acquisition Company
         -----------------------------------------------------------------------
                     I.R.S. Identification No. 94-3388535
         -----------------------------------------------------------------------
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(2)      Check the Appropriate Box if a Member of Group (See Instructions)
         (a) [ ]
            --------------------------------------------------------------------
         (b) [ ]
            --------------------------------------------------------------------
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(3)      SEC Use Only
                     -----------------------------------------------------------
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(4)      Sources of Funds (See Instructions)           WC
                                            ------------------------------------
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
         [ ]
         -----------------------------------------------------------------------
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(6)      Citizenship or Place of Organization   Delaware
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                       (7)  Sole Voting Power            None
Number of Shares       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power          3,000,000(1)
Owned by Each          ---------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power       None
With                   ---------------------------------------------------------
                       (10)  Shared Dispositive Power    3,000,000(1)
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                3,000,000(1)
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(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) [ ]
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(13)     Percent of Class Represented by Amount in Row (11)
                                                         12.7%(2)
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(14)       Type of Reporting Person (See Instructions)        CO
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(1)      Includes (i) 162,500 shares of Series C preferred stock of Vanguard
         Airlines, Inc. purchased on March 9, 2001 by Vanguard Acquisition Company and convertible into 2,600,000 shares of common stock of Vanguard Airlines, Inc. at any time by Vanguard Acquisition Company and
         (ii) 25,000 shares of Series C preferred stock of Vanguard Airlines, Inc. purchased on April 5, 2001, by Vanguard Acquisition Company and convertible into 400,000 shares of common stock of Vanguard Airlines, Inc. at any time by Vanguard Acquisition Company.

(2) Calculated based on 20,572,737 shares of common stock of Vanguard Airlines, Inc. outstanding as of March 31, 2001.

CUSIP No. 92201B208

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                     Airline Investments, Inc.
         -----------------------------------------------------------------------
                     I.R.S. Identification No. 94-3387633
         -----------------------------------------------------------------------
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(2)      Check the Appropriate Box if a Member of Group (See Instructions)
         (a) [ ]
            --------------------------------------------------------------------
         (b) [ ]
            --------------------------------------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
(4)      Sources of Funds (See Instructions)           WC
                                            ------------------------------------
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
         [ ]
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
                       (7)  Sole Voting Power            None
Number of Shares       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power          3,000,000(1)
Owned by Each          ---------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power       None
With                   ---------------------------------------------------------
                       (10)  Shared Dispositive Power    3,000,000(1)
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                3,000,000(1)
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
                                                         12.7%(2)
--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)        CO
--------------------------------------------------------------------------------

(1) Includes (i) 162,500 shares of Series C preferred stock of Vanguard Airlines, Inc. purchased on March 9, 2001 by Vanguard Acquisition Company and convertible into 2,600,000 shares of common stock of Vanguard Airlines, Inc. at any time by Vanguard Acquisition Company and
         (ii) 25,000 shares of Series C preferred stock of Vanguard Airlines, Inc. purchased on April 5, 2001, by Vanguard Acquisition Company and convertible into 400,000 shares of common stock of Vanguard Airlines, Inc. at any time by Vanguard Acquisition Company.

(2) Calculated based on 20,572,737 shares of common stock of Vanguard Airlines, Inc. outstanding as of March 31, 2001.

ITEM 1.  SECURITY AND ISSUER

              The class of equity securities to which this statement on Schedule 13D (the "Schedule 13D") relates is the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer" or "Vanguard") with its principal executive offices located at 533 Mexico City Avenue, Kansas City, Missouri 64153.

              Pursuant to a purchase agreement, dated March 9, 2001 (the "Series C Purchase Agreement") and a Letter Agreement, dated April 5, 2001 (the "Letter Agreement") by and between the Issuer and VAC, the Issuer issued, in March and April, 2001, a total of 187,500 shares of Series C preferred shares (the "Series C Preferred Shares"), convertible at any time by VAC into 3,000,000 shares of Issuer Common Stock at a purchase price of $1.25 per preferred share. Copies of the Series C Purchase Agreement and the Letter Agreement are attached hereto as Exhibits 2 and 3, respectively, and incorporated in their entirety by reference herein.

              Copies of the Certificate of Designation of Series C Preferred Stock of the Issuer and the Restated Certificate of Designation of Series C Preferred Stock of the Issuer (together, the "Certificates of Designation") are attached hereto as Exhibits 4 and 5, respectively, and incorporated in their entirety by reference herein.

ITEM 2.  IDENTITY AND BACKGROUND


              The persons listed in number 1 below are the persons filing this
Schedule 13D.

         1.    a.   Vanguard Acquisition Company ("VAC") and Airline
                    Investments, Inc. ("AII") are both Delaware corporations,
                    (together, the "Reporting Persons").  VAC is filing this
                    Schedule 13D on behalf of VAC and AII.

               b. The address of the principal executive offices of the Reporting Persons is Four Embarcadero Center, 35th Floor, San Francisco, CA 94111.

               c. The Reporting Persons are engaged in the business of investing in commercial airlines.

               d. During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

               e. During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Information regarding the directors and executive officers of each of the Reporting Persons is set forth on Schedule I attached hereto.
Except as indicated, all of the directors and executive officers of the Reporting Persons are U.S. citizens. During the last five years, to the knowledge of the Reporting Persons, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

              VAC used working capital to purchase the Series C Preferred
Shares.

ITEM 4.  PURPOSE OF TRANSACTION

              The Reporting Persons acquired the securities described in Item 1 above in order to obtain an ownership interest in the Issuer as part of their business of investing in commercial airlines. Depending upon market conditions and other factors, the Reporting Persons may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

              Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corpo-rate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corres-ponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              According to the Issuer's 10-Q for the quarter ended March 31, 2001, there were 20,572,737 shares of Issuer Common Stock issued and outstanding as of March 31, 2001.

              (a)-(b) The Reporting Persons may be deemed to be the beneficial owners of 3,000,000 shares of Issuer Common Stock (if VAC converted all of its Series C Preferred Shares into Issuer Common Stock). Those shares of Issuer Common Stock constitute approximately 12.7% of the outstanding shares of Issuer Common Stock based on 20,572,737 shares of Issuer Common Stock issued and outstanding as of March 31, 2001.

              The Reporting Persons may be deemed to have shared power to vote and shared power to dispose of the shares of Issuer Common Stock they own. To the knowledge of the Reporting Persons, no director or executive officer of the Reporting Persons beneficially owns any shares of Issuer Common Stock.

              (c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

              (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

              (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Other than the Series C Purchase Agreement, the Letter Agreement and the Certificates of Designation, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit  Description

         1 Joint Filing Agreement, dated July 23, 2001, between Vanguard Acquisition Company and Airline Investments, Inc.

         2 Series C Purchase Agreement, dated as of March 9, 2001, by and between Vanguard Airlines, Inc. and Vanguard Acquisition Company.

         3 Letter Agreement, dated April 5, 2001, by and between Vanguard Airlines, Inc. and Vanguard Acquisition Company.

         4 Certificate of Designation of Series C Preferred Stock of Vanguard Airlines, Inc.

         5 Restated Certificate of Designation of Series C Preferred Stock of Vanguard Airlines, Inc.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



July 23, 2001                          VANGUARD ACQUISITION COMPANY



                                       By:    /s/ Philip V. Jackmauh
                                          --------------------------------------
                                          Name:   Philip V. Jackmauh
                                          Title:  Senior Vice President,
                                                  Deputy General Counsel and
                                                  Assistant Secretary



                                       AIRLINE INVESTMENTS, INC.



                                       By:    /s/ Philip V. Jackmauh
                                          --------------------------------------
                                          Name:   Philip V. Jackmauh
                                          Title:  Senior Vice President,
                                                  Deputy General Counsel and
                                                  Assistant Secretary

                                   SCHEDULE I


                           VANGUARD ACQUISITION COMPANY

                                    DIRECTORS

                            PRESENT                             PRESENT
NAME                        BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                        ----------------                    --------------------
Richard S. Wiley            Four Embarcadero Center             President and Chief Executive Officer
                            35th Floor
                            San Francisco, CA 94111

Carol L. Chase              Four Embarcadero Center             Executive Vice President and Secretary
                            35th Floor
                            San Francisco, CA 94111

                           VANGUARD ACQUISITION COMPANY

                               EXECUTIVE OFFICERS


                            PRESENT                             PRESENT
NAME                        BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                        ----------------                    --------------------
Richard S. Wiley            Four Embarcadero Center             President and Chief Executive Officer
                            35th Floor
                            San Francisco, CA 94111


Carol L. Chase              Four Embarcadero Center             Executive Vice President and Secretary
                            35th Floor
                            San Francisco, CA 94111

Philip V. Jackmauh          Four Embarcadero Center             Senior Vice President, Deputy General
                            35th Floor                          Counsel and Assistant Secretary
                            San Francisco, CA 94111




                                    *******



                            AIRLINE INVESTMENTS, INC.

                                    DIRECTORS

                            PRESENT                             PRESENT
NAME                        BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                        ----------------                    --------------------
Richard S. Wiley            Four Embarcadero Center             President and Chief Executive Officer
                            35th Floor
                            San Francisco, CA 94111


Carol L. Chase              Four Embarcadero Center             Executive Vice President and Secretary
                            35th Floor
                            San Francisco, CA 94111





                            AIRLINE INVESTMENTS, INC.

                               EXECUTIVE OFFICERS

                            PRESENT                             PRESENT
NAME                        BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                        ----------------                    --------------------
Richard S. Wiley            Four Embarcadero Center             President and Chief Executive Officer
                            35th Floor
                            San Francisco, CA 94111


Carol L. Chase              Four Embarcadero Center             Executive Vice President and Secretary
                            35th Floor
                            San Francisco, CA 94111

Philip V. Jackmauh          Four Embarcadero Center             Senior Vice President, Deputy General
                            35th Floor                          Counsel and Assistant Secretary
                            San Francisco, CA 94111